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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                                  Impath Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.005 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45255G101
                              --------------------
                                 (CUSIP Number)



                               September 9, 2003
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 6 pages
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CUSIP No.       45255G101
                --------------------
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          1.    Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Timothy R. Barakett
--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                  -------------------------------------------------------------
               (b)
                  -------------------------------------------------------------
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          3.   SEC Use Only
                           ----------------------------------------------------
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          4.   Citizenship or Place of Organization          Canada
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Number of Shares        5.   Sole Voting Power              977,900
  Beneficially                                         ------------------------
 Owned by Each     ------------------------------------------------------------
   Reporting            6.   Shared Voting Power             15,900
  Person With                                          ------------------------
                   ------------------------------------------------------------
                        7.   Sole Dispositive Power         977,900
                                                       ------------------------
                   ------------------------------------------------------------
                        8.   Shared Dispositive Power        15,900
                                                       ------------------------
                   ------------------------------------------------------------

           9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            993,800
                                                       ------------------------
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          10.  Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares (See Instructions)
                                        ---------------------------------------
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          11.  Percent of Class Represented by Amount in Row (9)   6.0%
                                                                 --------------
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          12.  Type of Reporting Person (See Instructions)
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                IN
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                               Page 2 of 6 pages
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                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

   (a)    Name of Issuer

          Impath Inc.

   (b)    Address of Issuer's Principal Executive Offices

          521 West 57th Street, New York, NY 10019

Item 2.

   (a)    Name of Person Filing

          Timothy R. Barakett

   (b)    Address of Principal Business Office or, if none, Residence

          152 West 57th Street, 45th Floor, New York, New York 10019

   (c)    Citizenship

          Canada

   (d)    Title of Class of Securities

          Common Stock, $.005 Par Value (the "Common Stock")

   (e)    CUSIP Number

          45255G101




Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.
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Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:     993,800 (See Note 1).
                                              ---------------------

         (b)    Percent of class:    6.0%
                                   --------.

         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote   977,900
                                                               -----------.

                (ii)  Shared power to vote or to direct the vote   15,900
                                                                 -----------.
                (iii) Sole power to dispose or to direct the disposition of
                          977,900
                       -----------.

                (iv)  Shared power to dispose or to direct the disposition of
                          15,900
                       -----------.

Note 1: Mr. Barakett is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Common Stock owned by the Funds and the Accounts for purposes of Section 13(d).


Item 5.  Ownership of Five Percent or Less of a Class


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person


         See Note 1 above in Item 4. The Funds and Accounts have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock that is deemed to be beneficially owned by Mr. Barakett.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company


         Not applicable.


Item 8.  Identification and Classification of Members of the Group


         Not applicable.


Item 9.  Notice of Dissolution of Group
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           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 11, 2003
     ----------------------------------
     Date

     /s/ Timothy R. Barakett
     ----------------------------------
     Signature

     Timothy R. Barakett
     ----------------------------------
     Name











The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)